Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999
Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$30,945	$46,959	$59,131	$60,357	$60,805	$68,226
Amortization of interest capitalized	1,500	1,700	1,500	1,300	1,100	900
Interest capitalized	(4,882)	(5,576)	(8,064)	(10,608)	(9,553)	(8,664)
Distributed income of equity investees	4,551	3,744	5,420	2,746	4,062	8,678
Fixed charges	69,919	85,115	85,838	92,199	91,505	75,563

Total earnings	$102,033	$131,942	$143,825	$145,994	$147,919	$144,703

Fixed Charges:
Interest expense	$56,264	$67,555	$65,265	$71,397	$71,855	$57,211
Capitalized interest	4,882	5,576	8,064	10,608	9,553	8,664
Debt costs amortization	3,093	3,111	3,636	1,321	1,224	2,100
Distributions to Series B preferred unitholders	5,680	8,873	8,873	8,873	8,873	7,588

Total Fixed Charges	$69,919	$85,115	$85,838	$92,199	$91,505	$75,563

Distributions to Series A, Series C and Series D preferred shareholders	$11,086	$15,284	$15,565	$13,407	$10,940	$10,943
Combined Fixed Charges and Preferred Share Distributions	$81,005	$100,399	$101,403	$105,606	$102,445	$86,506
Ratio of Earnings to Fixed Charges	1.5	1.6	1.7	1.6	1.6	1.9

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.3	1.3	1.4	1.4	1.4	1.7

COLONIAL PROPERTIES TRUST and CORNERSTONE REALTY INCOME TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Colonial Properties	Cornerstone Realty	Combined	Colonial Properties	Cornerstone Realty	Combined
	Nine Months Ended	Nine Months Ended	Nine Months Ended	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
	09/30/04	09/30/04	09/30/04	12/31/03	12/31/03	12/31/03
Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$30,945	$(7,700)	$23,245	$46,959	$(9,447)	$37,512
Amortization of interest capitalized	1,500	266	1,766	1,700	327	2,027
Interest capitalized	(4,882)	(87)	(4,969)	(5,576)	(96)	(5,672)
Distributed income of equity investees	4,551	—	4,551	3,744	—	3,744
Portion of leased equipment rents representing interest	0	266	266	0	327	327
Fixed charges	69,919	35,846	105,765	85,115	47,639	132,754

Total earnings	$102,033	$28,591	$130,624	$131,942	$38,750	$170,692

Fixed Charges:
Interest expense	$56,264	$34,602	$90,866	$67,555	$45,896	$113,451
Capitalized interest	4,882	87	4,969	5,576	96	5,672
Debt costs amortization	3,093	891	3,984	3,111	1,320	4,431
Portion of leased equipment rents representing interest	0	266	266	0	327	327
Distributions to Series B preferred unitholders	5,680	0	5,680	8,873	0	8,873

Total Fixed Charges	$69,919	$35,846	$105,765	$85,115	$47,639	$132,754

Distributions to preferred shareholders	$11,086	$227	$11,313	$15,284	$303	$15,587
Combined Fixed Charges and Preferred Share Distributions	$81,005	$36,073	$117,078	$100,399	$47,942	$148,341
Ratio of Earnings to Fixed Charges	1.5	0.8	1.2	1.6	0.8	1.3

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.3	0.8	1.1	1.3	0.8	1.2